



CFO Services Group, Inc, Small Business Bond™

Bond Terms:

Bond Yield: 7.0%

Target Raise Amount: $100,000

Offering End Date: Nov 30, 2021

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $25,000

Company Details:

Name: CFO Services Group, Inc.

Founded: 2012

Address: 1101 Pennsylvania Avenue NW, Suite 300
Washington, DC 20004

Industry: Accounting and Bookkeeping Services

Employees: 10

Website: https://cfoservicesgroup.com/

Use of Funds Allocation:

If the maximum raise is met:

(45.0%) $45,000 – Digital Advertising Development
(35.0%) $35,000 – Contracting a Marketing Firm
(16.5%) $16,500 – Outbound Email Prospecting
 (3.5%) $3,500 – SMBX capital raise fees

Social:

Facebook: 736 Followers
LinkedIn: 248 Followers
Twitter: 337 Followers





Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$105,202	$40,668
Cash & Cash Equivalents	$63,602	$6,574
Accounts Receivable	$40,089	$32,584
Short-term Debt	$58,227	$55,486
Long-term Debt	$119,645	$56,776
Revenues / Sales	$550,864	$366,214
Cost of Goods Sold	$262,609	$235,377
Taxes	$0	$0
Net Income	$31,324	($82,317)

Recognition:

Manuel Cosme was a finalist for the Best Business Person of 2020 from the Washington Blade.

About:

Manuel Cosme graduated as the top student in the School of Economics & Business Administration from Saint Mary's College in 2002, with a dual major in Accounting and Economics and a minor in Mathematics. He became a licensed Certified Public Accountant (CPA) in 2003. During Manuel's work as CFO in the U.S. Hispanic Chamber of Commerce, he began teaching workshops to small business owners which inspired the start of CFO Services Group in 2012. Manuel currently serves as the President & CEO of CFO Services Group and is deeply rooted in doing work to support the community.

CFO Services Group's management accounting services are structured to relieve pain, save time, and provide insights so their customers can focus back on their businesses. CFO Services Group enhances their client's team with the expertise of senior-level bookkeepers, controllers, and experienced and approachable chief financial officers.

For more information, contact our Customer Support Team at support@thesmbx.com

